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                                                                     EXHIBIT 6.8
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                          GENERAL CONTRACT FOR SERVICES

This Contract for Services (this "Contact") is made effective as of July 01, 2000, by and between Legends of the Faith, Inc. of 2221 Meridian Blvd., Minden, Nevada 89423, and Michael Atwood/Southland Mobile Medical Services, Inc. of 1820 Fullerton Ave., Corona, California 92881-3175. In this Contract, the party who is contracting to receive services will be referred to as "Legends," and the party who will be providing the services will be referred to as "Atwood."

1. DESCRIPTION OF SERVICES. Beginning on July 01, 2000, Atwood will provide to Legends the following services (collectively, the "Services"):

         Development of a comprehensive e-commerce site named "ichristianmall.com" to include the ability to inventory products (estimated at 100,000 unique products), electronically submit orders and track accordingly, and fulfillment agreements with at least 2 major Christian book and inspirational product distributors (e.g. Zondervan and Word).

2. PAYMENT FOR SERVICES. In exchange for the Services Legends will pay compensation to Atwood for the Services in the amount of $100,000.00. Said compensation is to be in the form of Legends of the Faith, Inc. stock, valued at
 .25 cents or 400,000 shares total. This will be payable in a lump sum upon completion of the Services.

3. TERM. This Contract will terminate automatically upon completion by Atwood of the Services required by this Contract.

4. WORK PRODUCT OWNERSHIP . Any copyrightable works, ideas, discoveries, inventions, patents, products, or other information (collectively the "Work Product") developed in whole or in part by Atwood in connection with the Services will be the exclusive property of Legends. Upon request, Atwood will execute all documents necessary to confirm or perfect the exclusive ownership of Legends to the Work Product.

5. CONFIDENTIALITY. Atwood, and its employees, agents, or representatives will not at any time or in any manner, either directly or indirectly, use for the personal benefit of Atwood, or divulge, disclose, or communicate in any manner, any information that is proprietary to Legends. Atwood and its employees, agents, and representatives will protect such information and treat it as strictly confidential. This provision will continue to be effective after the termination of this Contract.

Upon termination of this Contract, Atwood will return to Legends all records, notes, documentation and other items that were used, created, or controlled by Atwood during the term of this Contract.

6. INDEMNIFICATION. Atwood agrees to indemnify and hold Legends harmless from all claims, losses, expenses, fees including attorney fees, costs, and judgments that may be asserted against Legends that result from the acts or omissions of Atwood and/or Atwood's employees, agents, or representatives.

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7. WARRANTY. Atwood shall provide its services and meet its obligations under this Contract in a timely and workmanlike manner, using knowledge and recommendations for performing the services which meet generally acceptable standards in Atwood's community and region, and will provide a standard of care equal to, or superior to, care used by service providers similar to Atwood on similar projects.

8. REMEDIES. In addition to any and all other rights a party may have available according to law, if a party defaults by failing to substantially perform any provision, term or condition of this Contract (including without limitation the failure to make a monetary payment when due), the other party may terminate the Contract by providing written notice to the defaulting party. This notice shall describe with sufficient detail the nature of the default. The party receiving such notice shall have 30 days from the effective date of such notice to cure the default(s). Unless waived by a party providing notice, the failure to cure the default(s) within such time period shall result in the automatic termination of this Contract.

9. ENTIRE AGREEMENT. This Contract contains the entire agreement of the parties, and there are no other promises or conditions in any other agreement whether oral or written concerning the subject matter of this Contract. This Contract supersedes any prior written or oral agreements between the parties.

10. SEVERABILITY. If any provision of this Contract will be held to be invalid or unenforceble for any reason, the remaining provisions will continue to be valid and enforceable. If a court finds that any provision of this Contract is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision will be deemed to be written, construed, and enforced as so limited.

11. AMENDMENT. This Contract may be modified or amended in writing, if the writing is signed by the party obligated under the amendment.

12. GOVERNING LAW. This Contract shall be construed in accordance with the laws of the State of Nevada.

13. NOTICE. Any notice or communication required or permitted under this Contract shall be sufficiently given if delivered in person or by certified mail, return receipt requested, to the address set forth in the opening paragraph or to such other address as one party may have furnished to the other in writing.

14. ASSIGNMENT. Neither party may assign or transfer this Contract without the prior written consent of the non-assigning party, which approval shall not be unreasonably withheld.

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Service Recipient:
Legends of Faith, Inc.

By: /S/ GENE JACKSON
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     Gene Jackson
     President

Service Provider:
Michael Atwood/Southland Mobile Medical Services, Inc.

By: /S/ MICHAEL ATWOOD
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     Michael Atwood
     Owner